Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the First Extraordinary General Meeting for 2022 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 30 March 2022 at 2:00 p.m. for the following purpose:

Resolutions to be considered at the EGM:

1. THAT waived the pre-emptive right over the equity transfer of non-controlled company be considered and approved as an ordinary resolution.

2. THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved as a special resolution.

The proposals of the EGM can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and are contained in the circular distributed by the Company to its H Shareholders.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 10 March 2022

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares of the Company whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 25 March 2022 are eligible to attend the EGM. Unregistered holders of H shares of the Company who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 24 March 2022.

2.	Proxy

a.	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM (i.e., 2:00 p.m. on Tuesday, 29 March 2022) or any adjournment thereof (as the case may be). Holders of A shares of the Company shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

II.	Registration procedures for attending the EGM

1.

A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H shareholder and the person authorized by H shareholder appointing the chairman of the EGM as proxy to attend the EGM.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from Friday, 25 March 2022 to Wednesday, 30 March 2022 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its Shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 24 March 2022.

4.

In order to comply with the prevention and control of COVID-19, shareholders or his/her proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

5.

In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM.

6.	The Secretariat for the EGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

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